

2400- 1111 West Georgia Street
Vancouver, BC, Canada V6E 4M4
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF
OTC\BB – BYBUF
Frankfurt – B4K

BUFFALO GOLD RECEIVES RESOURCE ESTIMATE FOR FURTEI MINE

Vancouver, B.C., September 3rd, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to announce the first NI 43-101 compliant resource estimate at the Furtei gold mine in Sardinia, Italy.   The resource estimate includes **Measured and Indicated sulphide resources of 425,800 ounces gold, including 5.73 million tonnes at 2.3 g/t gold, 0.24% copper and 3.06 g/t silver** at a 1 g/t gold cut-off.

The resource estimate was completed by Wardrop Engineering Inc. in compliance with NI 43-10, and will be included in a Technical Report to be filed on SEDAR shortly.   The resource estimate is based on 1,568 drill holes and 1,034 sample trenches that were completed during the period 1990 to 2004. The programs identified 11 distinct ore deposits on the property. Details of the resource estimate are contained in Table 2 below. The majority of the resource comes from the gold-copper and gold-pyrite sulphide mineralization.   Buffalo recently announced an arrangement with MRI Trading AG ("MRI") of Zug, Switzerland for the sale of all sulphide concentrates produced for the life of the Furtei mine (*see Buffalo Gold news release dated July 9th, 2008*).

"*We are pleased to have this completed as it forms the basis for the feasibility study we have undertaken*," commented Mr. McEwen. "*This estimate confirms our internal calculations of the current resources and we anticipate delineating additional resources as we explore on the property.*"

Buffalo, with help from Wardrop, has commenced a feasibility study at Furtei, expected to be completed by the fourth quarter of 2008. The study will incorporate this resource estimate, and include an updated mine plan as well as capital and operating costs of the project.   As part of the feasibility work Buffalo is drilling holes for metallurgical testing of the ore bodies.   The first of these holes drilled through the Su Coru ore body returned assay results of **74 metres of 7.07 g/t gold and 1.6% copper**.   This is significantly higher in grade than the average from the resource estimate at Su Coru of 3.77 g/t gold and 1.05% copper, and indicates a possible opportunity to increase resources at that deposit.

Table 1. Results of Metallurgical Drilling at Su Coru

	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
CODM001	73	147	74	7.07	1.6
Including	93	95	2	11.97	2.4
And	106	109	8	44.27	7.0
And	114	115	1	42.20	5.6
And	137	144	7	10.57	2.4

Samples were analysed by four labs in Sardinia, Tuscany, France and Ireland. Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for copper.

In addition to the feasibility study, Buffalo has an exploration drill program underway, as detailed in the news release of March 19th, 2008. Buffalo has so far completed 1,608 m of diamond and 651 m of RC drilling. First results are expected to be available in the next month.

Resource Estimate Methodologies

This resource estimate was completed by Wardrop Engineering Inc. in compliance with National Instrument 43-101 (NI 43-101), and is based on historic data at Furtei — no current drilling has been completed or incorporated in this resource estimate. Wardrop reviewed and updated the geological model for each of the deposits. A NI 43-101 compliant Technical Report is underway and will be posted on SEDAR upon completion.

The drillholes were coded based on the geological interpretation. A capping strategy was developed based on these selected drillholes to minimize the metal at risk. Wardrop capped assays before compositing. The composite length was 1.25 meters. A minimum of three composites were used for grade estimation along with a maximum of eight composites. A maximum of two composites were used from each drillhole.

Wardrop Engineering Inc. reported resources using a cut-off grade of 1.00 g/t Au. The grade interpolation was based on Inverse Distance Weighting Squared. Validation models were also completed using Inverse Distance Weighting Cubed and Nearest Neighbour interpolation methods. A bulk density of 2.00 g/cc was used for the Oxide resources and 2.48 g/cc for the Sulphide resources.

The classification was based on the drill spacing: Indicated Resources used a minimum of two drillholes with the nearest composite within 30 meters. The remaining blocks were classified as Inferred Resources. Inferred Resource blocks were also based on a minimum of two drillholes used for grade estimation.

Table 2. Sulphide Resources for Furtei Mine (August 11th, 2008)

Measured and Indicated Resources at 1.00 g/t Au Cap cut-off						
	Tonnes (000 t)	Grade (g/t)	Au In Situ (000 oz)	Grade (%)	Grade (%)	Grade (g/t)
Au-Cu ore	2,673.5	2.717	233.5	0.52	0.12	3.89
Au-Py ore	3,054.9	1.957	192.2	-	-	2.33
TOTALS	**5,728.4**	**2.312**	**425.8**	**0.24**	**0.06**	**3.06**

Inferred Resources at 1.00 g/t Au Cap cut-off						
	Tonnes (000 t)	Grade (g/t)	Au In Situ (000 oz)	Grade (%)	Grade (%)	Grade (g/t)
Au-Cu ore	65.9	3.151	6.7	0.48	0.20	7.80
Au-Py ore	284.8	1.771	16.2	-	-	1.83
TOTALS	**350.7**	**2.030**	**22.9**	**0.22**	**0.09**	**4.61**

The following capping levels were used in the resource calculations:

	Au (g/t)	Cu (%)	As (%)	Ag (g/t)
Au-Cu Deposits	70	20	6	190
Py-Au Deposits	25	-	-	40

Tim Maunula, P.Geo., was the Qualified Person responsible for the grade estimation on the Is Concas, Su Coru, Nord, Est, S'Arruga, Cima, Cima West, Su Masoni, Sa Perrima, Coronas Arrubias and Bruncu Murdegu deposits.

About Buffalo Gold

Buffalo's vision is to build shareholder value by growing a gold mining company through a combination of exploration and acquisition. The Company became a gold producer in November 2007 with the acquisition of the Furtei mine, and is exploring projects in Sardinia, PNG and Australia.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

**On behalf of the Board of Directors of
BUFFALO GOLD LTD.**

"*Brian McEwen*"

**Brian McEwen,
President and CEO**

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or Tollfree: 1.888.685.5492

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